1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

October 16, 2017

VIA EDGAR

Mr. Deepak T. Pai

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: PIMCO Funds, et al., File No. 812-14756

Dear Mr. Pai:

As discussed on our October 10, 2017 call, please find enclosed a redline (Exhibit A) showing changes made to the First Amended Application in response to staff oral comments. The Second Amended Application will be filed on EDGAR.

Please call Christine Schleppegrell at (202) 261-3357 or the undersigned at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brendan C. Fox

Brendan C. Fox

cc:

Robert H. Shapiro, Branch Chief

Joshua Ratner

Robert W. Helm, Dechert LLP

Christine A. Schleppegrell, Dechert LLP